January 20, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Maryse Mills-Apenteng, Special Counsel

Re:     Aspyra, Inc.
Preliminary Revised Information Statement on Schedule 14C
Filed December 31, 2009 (File No. 001-13268)
Amendment No. 2 to Preliminary Transaction Statement on Schedule 13E-3
Filed December 31, 2009 (File No. 005-34708)

Ladies and Gentlemen:

On behalf of Aspyra, Inc. (the "Company" or “Aspyra”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filings as set forth in the comment letter of January 13, 2010.

Schedule 14C

General

1.                      We note your assertion in response to prior comment 4 that you complied with the federal proxyrules in obtaining  the consents based apparently on the fact that the total number of shareholderswho provided their consent for the reverse split is 10. It appears that you are attempting to rely on the exemption afforded by Rule 14a-2(b)(2). However, that rule, by its terms, applies to solicitations “made otherwise than on behalf of the registrant.” Here, the Information Statement is being furnished by the Board of Directors of Aspyra to the stockholders and is therefore considered a solicitation “on behalf of the registrant.” As such, the exemption does not apply to your filing. Accordingly, please provide further support for your assertion that no solicitation took place. In your response, please specifically, discuss the sequence of events  through which these consents were obtained and describe in detail the relationship between each of the shareholders you identified and the company. Alternatively, comply with Regulation 14A in obtaining shareholder approval for the subject corporate actions.

Response:

The Company has elected to comply with Regulation 14A in obtaining shareholder approval for the subject corporate actions.

Questions and Answers Concerning the Stockholder Action Taken

Did we consider other alternatives to the reverse split? page 7

2.           Your response to prior comment 11 notwithstanding, given that the companyconsidered the sale of some or all of the company during the time the companyconsidered the Rule 13e-3 transaction as described in the background section, it would appear that such a sale could have served as an alternative means of accomplishing the stated purpose of terminating your registration under the Exchange Act.  It is unclear how you concluded that the lack of assurance that any sale would be consummated precludes the sale from being included among the alternatives considered.  Further, disclosure regarding the possible sale of some or all of the company, both historically and on a going-forward basis, appears to be material information that should be addressed in the forepart of the document.  Please revise accordingly or provide a more detailed explanation as to why you believe disclosure to this effect is not required.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The proxy statement has been revised to disclose the sale of the Company as a possible alternative to the Company and to address the sale of the Company in the forepart of the proxy statement in accordance with the Staff’s comment. Please see page 8.

Special Factors

Background, page 8

3.           You indicate “[t]he company has also been considering the possibility of a sale ofthe Company” though you do not provide any timeframe or discuss thecircumstances under which the board first began to consider this possibility.  Similarly, you state that in September 2008, preliminary discussions were held with a potential buyer without describing the sequence of events that led to that meeting.  Please revise your disclosure to address why the board began to consider the sale of the company and to discuss how the potential buyer was identified and who initiated the meeting in September 2008.

Response:

The proxy statement has been revised to disclose why the Company began to consider the sale of the Company and to discuss how the potential buyer was identified and who initiated the meeting in September 2008.

4.           Please include a statement at the conclusion of this section updating the status of any ongoing negotiations regarding a sale of the company and specify whether or not the company has entered into any binding agreements in this regard.

Response:

The proxy statement has been revised to include a statement updating the status of any ongoing negotiations regarding a sale of the Company and to disclose that the Company has not entered into any binding agreements in this regard in accordance with the Staff’s comment.

Reasons for the Reverse Split, page 9

5.           Please state here that one of the detrimental effects of the transaction is thatshareholders who are cashed out as a result of the reverse stock split will cease tohave any direct or indirect ownership interest in Aspyra and will not be able to participate in any future earnings or growth of the Company.  It may be appropriate to include similar disclosure elsewhere in document where you discuss the effects if the transaction.

Response:

The proxy statement has been revised to state that one of the detrimental effects of the transaction is that shareholders who are cashed out as a result of the reverse stock split will cease to have any direct or indirect ownership interest in Aspyra and will not be able to participate in any future earnings or growth of the Company in accordance with the Staff’s comment.

Fairness of the Reverse Split to Unaffiliated Stockholders, page 12

6.           Please refer to prior comment 17.  We note your expanded disclosure on page 13indicating that the Company “did not consider any particular valuation techniquewith respect to the purchase of the fractional shares” due to the de minimis nature of the amounts involved with respect to the payment for the fractional shares.  Your disclosure should more specifically address why going concern and liquidation value were not considered in the context of this transaction.  In addition, tell us the going concern and liquidation value of the company, if these values were calculated.

Response:

The proxy statement has been revised to address why going concern and liquidation value were not considered, and were not calculated, in accordance with the Staff’s comment.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com